ZNest Seniors Inc (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2024

Znest Inc.
Balance Sheet
As of December 31, 2024

	Jan - Mar, 2024	Apr - Jun, 2024	Jul - Sep, 2024	Oct - Dec, 2024
ASSETS				
Current Assets				
Bank Accounts				
Initiate Business Checking™ (9907) - 1	79,482.83	153,440.29	158,352.97	64,865.04
Total Bank Accounts	$ 79,482.83	$ 153,440.29	$ 158,352.97	$ 64,865.04
Other Current Assets				
Investments - ZPix		0.00	500.00	500.00
Total Other Current Assets	$ 0.00	$ 0.00	$ 500.00	$ 500.00
Total Current Assets	$ 79,482.83	$ 153,440.29	$ 158,852.97	$ 65,365.04
Fixed Assets				
Computers	2,708.29	2,708.29	2,708.29	2,708.29
Total Fixed Assets	$ 2,708.29	$ 2,708.29	$ 2,708.29	$ 2,708.29
Other Assets				
Website Development	779,460.70	779,460.70	779,460.70	779,460.70
Accounting Expense	7,570.00	8,470.00	9,370.00	10,270.00
Advertising & Marketing	71,416.40	76,953.84	77,119.72	78,175.00
Bank Charges	690.64	819.64	884.30	918.46
Contractors	153,309.50	245,619.42	309,582.16	374,470.81
Dues & Subscriptions	21,684.83	23,103.05	29,044.03	25,260.59
Gas	1,720.39	1,824.12	1,968.69	2,324.80
Insurance - Health	6,680.46	8,007.81	9,313.68	10,633.81
Interest Earned	-460.37	-460.37	-460.37	-460.37
Legal Fees	91,984.39	91,984.39	92,857.39	92,857.39
Meals and Entertainment	6,002.95	6,546.05	6,657.11	6,847.09
Office Expenses	4,561.14	5,034.33	5,034.33	5,153.64
Office Softwares	2,049.00	2,049.00	2,049.00	2,049.00
Office Supplies		1,834.15	4,796.97	4,796.97
Other Income - Cash Back	-1,423.53	-1,612.87	-1,738.93	-1,846.83
Other Income - Donations received	-5,634.04	-5,677.21	-5,722.74	-5,776.45
Other Income - Sponsorship Income	-9,000.00	-9,000.00	-9,000.00	-9,000.00
Professional Fees	143,650.00	167,650.00	191,650.00	215,650.00
Taxes & Licenses	3,005.00	3,005.00	3,030.00	3,055.00
Travel	18,729.38	19,182.34	19,835.68	20,491.24
Travel - Hotels	4,066.13	4,523.28	5,379.00	5,379.00
Travel - Transportation	3,489.83	4,320.25	4,657.83	4,695.83
Utilities	65.03	260.06	457.90	655.22
Website	14,034.00	16,868.20	19,355.98	19,978.68
Total Website Development	$ 1,317,651.83	$ 1,450,765.18	$ 1,555,582.43	$ 1,646,039.58
Total Other Assets	$ 1,317,651.83	$ 1,450,765.18	$ 1,555,582.43	$ 1,646,039.58
TOTAL ASSETS	$ 1,399,842.95	$ 1,606,913.76	$ 1,717,143.69	$ 1,714,112.91
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Credit Cards				
Visa (9884) - 1	5,782.25	3,650.31	7,636.49	6,472.28
Total Credit Cards	$ 5,782.25	$ 3,650.31	$ 7,636.49	$ 6,472.28
Total Current Liabilities	$ 5,782.25	$ 3,650.31	$ 7,636.49	$ 6,472.28
Long-Term Liabilities				
Notes Payable	250,000.00	250,000.00	250,000.00	242,467.80
Total Long-Term Liabilities	$ 250,000.00	$ 250,000.00	$ 250,000.00	$ 242,467.80
Total Liabilities	$ 255,782.25	$ 253,650.31	$ 257,636.49	$ 248,940.08
Equity				
Asian Hustle Network Inc. Equity	20,000.00	20,000.00	20,000.00	20,000.00
Bennett Kim Equity	68,360.70	68,360.70	68,360.70	68,360.70
Chang Family Trust Equity	25,000.00	25,000.00	25,000.00	25,000.00
Evite Inc Equity	100,000.00	100,000.00	100,000.00	100,000.00
Future Communities, LLC Equity	100,000.00	100,000.00	100,000.00	100,000.00
Gloria and Edward Lee Equity	25,000.00	25,000.00	25,000.00	25,000.00
Grady Hua Equity	30,000.00	30,000.00	30,000.00	30,000.00
John Park Equity		100,000.00	200,000.00	200,000.00
Kan Family Trust Equity	25,000.00	25,000.00	25,000.00	25,000.00
LTC Properties, Inc. Equity	50,000.00	50,000.00	50,000.00	50,000.00
Mark Keam Equity	25,000.00	25,000.00	25,000.00	25,000.00
Nina Tao Equity	25,000.00	25,000.00	25,000.00	25,000.00
Peter Howley Equity	25,000.00	25,000.00	25,000.00	25,000.00
Retained Earnings	0.00	0.00	0.00	0.00
RJ Capital LLC Equity	25,000.00	25,000.00	25,000.00	25,000.00
Sabra Health Care REIT, Inc. Equity	510,700.00	510,700.00	510,700.00	510,700.00
Sal Damji Equity	25,000.00	25,000.00	25,000.00	25,000.00
Steven Kan Trust Equity	65,000.00	65,000.00	65,000.00	65,000.00
Stewart Productions LLC		25,000.00	25,000.00	25,000.00
Wefunder Portal LLC Equity		84,202.75	90,446.50	96,112.13
Net Income		0.00	0.00	0.00
Total Equity	$ 1,144,060.70	$ 1,353,263.45	$ 1,459,507.20	$ 1,465,172.83
TOTAL LIABILITIES AND EQUITY	$ 1,399,842.95	$ 1,606,913.76	$ 1,717,143.69	$ 1,714,112.91

Znest Inc.
Profit and Loss
January - December 2024

	Total	
Income		
Total Income		
Gross Profit	**$**	**0.00**
Expenses		
Other Business Expenses		0.00
Total Expenses	**$**	**0.00**
Net Operating Income	**$**	**0.00**
Net Income	**$**	**0.00**

Thursday, Feb 20, 2025 09:38:05 AM GMT-8 - Accrual Basis

Znest Inc.
Statement of Cash Flows
January - December 2024

	Total
OPERATING ACTIVITIES	
Net Income	0.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Website Development:Insurance - Health	-5,291.44
Website Development:Other Income - Donations received	305.13
Visa (9884) - 1	-2,899.68
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$ 7,885.99
Net cash provided by operating activities	-$ 7,885.99
INVESTING ACTIVITIES	
Investments - ZPix	-500.00
Website Development	-34,650.00
Website Development:Accounting Expense	-3,600.00
Website Development:Advertising & Marketing	-4,558.60
Website Development:Bank Charges	-296.57
Website Development:Contractors	-246,836.31
Website Development:Dues & Subscriptions	-7,281.14
Website Development:Gas	-830.81
Website Development:Legal Fees	-1,323.00
Website Development:Meals and Entertainment	-1,996.90
Website Development:Office Expenses	-594.90
Website Development:Office Supplies	-4,796.97
Website Development:Other Income - Cash Back	680.98
Website Development:Professional Fees	-100,650.00
Website Development:Taxes & Licenses	-1,858.00
Website Development:Travel	-3,184.10
Website Development:Travel - Hotels	-1,312.87
Website Development:Travel - Transportation	-3,627.15
Website Development:Utilities	-655.22
Website Development:Website	-8,922.83
Net cash provided by investing activities	-$ 426,794.39
FINANCING ACTIVITIES	
Notes Payable	-7,532.20
Evite Inc Equity	100,000.00
Gloria and Edward Lee Equity	25,000.00
John Park Equity	200,000.00
Sabra Health Care REIT, Inc. Equity	10,700.00
Stewart Productions LLC	25,000.00
Wefunder Portal LLC Equity	96,112.13
Net cash provided by financing activities	$ 449,279.93
Net cash increase for period	$ 14,599.55
Cash at beginning of period	50,265.49
Cash at end of period	$ 64,865.04

ZNest Seniors Inc
Statement of Changes in Equity

Accounts	2024 Amount ($)
Beginning Equity	1,008,360.70
Contributions - Investors & Wefunder	456,812.13
Net Income (Loss)	0.00
Total Equity	1,465,172.83

Unaudited

ZNest Seniors Inc
Notes to the Financial Statements
For the fiscal year ended December 31, 2024
$USD

1. ORGANIZATION AND PURPOSE

ZNest Seniors Inc (the "Company") is a corporation organized on March 22, 2022 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.